June 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Gus Rodriguez Mr. Mark Wojciechowski Mr. Michael Purcell Ms. Karina Dorin

Re:	PS International Group Ltd. (CIK: 0001997201) Registration Statement on Form F-4 (File No. 333-279807)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, PS International Group Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on June 21, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

[Signature page follows]

Very truly yours,

PS International Group Ltd.

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director

cc:	Will H. Cai, Esq., Partner, Cooley LLP
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Nahal A. Nellis, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP